Exhibit 5.1

Law Offices of Glenn P. Hannemann
24 Brena
Irvine, California 92620
714 544-1912
714 544-0218 fax

January 8,2007

Board of Directors
SBD International, Inc.
6464 NW 5th Way
Ft. Lauderdale, Florida 33309

Re: Issuance of Shares Pursuant to Registration on Form S8/A

Gentlemen:

Our firm has acted as counsel to SBD International, Inc., a Nevada corporation ("Company"), in connection with offering of up to 25,000,000 shares of its common stock ("Shares") pursuant to registration on Form S 8/A dated January 8, 2007 (the "Statement"). You have requested our opinion as set forth below, to be effective upon closing of the offering described in the Statement.

In rendering such opinion, we have examined such documents and have made such examination of law as we have deemed relevant and copies of the following documents which we assume comport to the originals thereof.

1.	Articles of Incorporation of the Company and all amendments thereto.
2.	Bylaws of the Company and all amendments thereto.
3.	The Statement and all exhibits thereto.

Based upon the above, it is our opinion that, provided that the Shares are sold in accordance with the Statement, and the terms of any Underwriting Agreement(s) and related Fund Escrow agreement(s), upon their issuance, as a matter of Nevada law, the Shares will be the fully paid validly and legally issued and non-assessable common stock of the Company.

This opinion may be filed in connection with the Statement and constitutes our consent to the reference of our name under the heading “Experts” in the company’s prospectus but may be used for no other purpose without our consent.

Very truly yours,

/s/Glenn P Hannemann
Glenn P. Hannemann